SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXPLANATORY NOTE

On May 24, 2023, CyberArk Software Ltd. (the “Company”) furnished a Report on Form 6-K (the “Initial 6-K”) in connection with its 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”), which will be held on June 28, 2023.

This Report on Form 6-K hereby clarifies that the date of grant of the 2023 CEO and Executive Chairman of the Board equity awards, described in Proposal 2 and Proposal 3 respectively, in the proxy statement attached as Exhibit 99.1 to the Initial 6-K (the “2023 Equity Awards”), is the Board approval date, February 7, 2023 (the “Date of Grant”), subject to shareholder approval of such proposals at the 2023 Annual General Meeting.
Further, no portion of the 2023 Equity Awards, described in Proposal 2 and Proposal 3 will vest prior to the first anniversary of the Date of Grant. All future awards under the CEO Equity Plan, described in Proposal 2, will not vest prior to the first anniversary of their applicable date of grant.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333- 202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222 and 333-270223).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: June 12, 2023	By:	/s/ Donna Rahav
	Name:	Donna Rahav
	Title:	Chief Legal Officer

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